Exhibit 12.1

Electronics For Imaging, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,					Six Months Ended
	2013	2014	2015	2016	2017	June 30, 2018
Income from continuing operations before income taxes	$173,138	$42,087	$37,522	$39,382	$12,130	$2,570
Fixed charges:
Interest expense	3,406	5,859	17,364	17,716	19,505	9,943
Interest relating to rental expense*	2,024	2,039	2,530	2,924	3,602	2,161
Total fixed charges	$5,430	$7,898	$19,894	$20,640	$23,107	$12,104
Earnings available for fixed charges	$178,568	$49,985	$57,416	$60,022	$35,237	$14,674
Ratio of earnings to fixed charges	32.89	6.33	2.89	2.91	1.52	1.21
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* The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to off-balance sheet financing leases, which was deemed to be all interest.